89 8002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

January 18, 2002

Mr. George Fink
President
Geocapital Securities, Inc.
2800 N. Lake Shore Drive
Suite 3609
Chicago, IL 60657

Act	34
Section	17
Rule	17a-5
Public Availability	2-1-02

Re: Exemption from Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Fink:

We have received your letter dated December 18, 2001, in which you request on behalf of Geocapital Securities, Inc. ("Firm"), an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm is a registered broker-dealer required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2001. On December 18, 2001, the Firm filed a Form BDW with the Securities and Exchange Commission ("Commission"), which was accepted by the Commission. In addition, the Firm represents that it has ceased conducting a securities business, that it has no liabilities to any customers or to other broker-dealers, and that it has no outstanding customer claims or complaints.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. This position is taken on the condition that the Firm's Form BDW becomes effective not later than sixty days after December 18, 2001, the date it was filed with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa

E. David Hwa
Special Counsel

cc: Susan Demando, NASDR

Dave

Geocapital, Inc.
SEC Registered
Member NASD/SIPC

2800 N. Lake Shore Drive
Suite 3609, Chicago, IL 60657
Tel (773) 525-2800
Fax (773) 525-2841
geocapital@hotmail.com

December 18, 2001

Mr. Tom Mc Gowan
Division of Market Regulations
US SEC
450 5th St. NW
Washington DC 20549

RE: Geocapital Securities, Inc. CRD# 31307

We hereby request exemption from SEC Rule 17a-5, which requires certified audited financial statements for our fiscal year ending 12/31/01. We request this waiver for the following reasons:

1. We filed form BDW today, withdrawing registration in the SEC and membership in the NASD because of inactivity.
2. We did not do any new securities business during the years 2000 and 2001. Our only revenue was from continuing fees from past transactions (limited to direct private placements to accredited investors)
3. We have no liabilities to NASD broker dealers or to any customers.
4. We have no claims or complaints from anyone or any entity.

Our local NASDR examiner is Mr. William Bell, 55 Monroe St., Suite 2700, Chicago IL 60603-5001; tel: 312 899 4611

Thanks for your consideration, Geocapital Securities, Inc.

by [signature]
George Fink
its president

cc Wm. Bell, NASDR

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RECEPTION OK

TX/RX NO	5942
CONNECTION TEL	773 525 2841
CONNECTION ID	
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USAGE T	00'50
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GEOCAPITAL, INC.
Member NASD/SIPC
SEC Registered

2800 N. Lake Shore Drive
Suite 3609, Chicago, IL 60657
Tel (773) 525-2800
Fax (773) 525-2841
geocapital@hotmail.com

PLEASE DELIVER IMMEDIATELY

FACSIMILE TRANSMISSION

DATE: Jan 10

TO: John Ehinger

FAX# 202 942 9553

FROM: George Fink

NUMBER OF PAGES TO FOLLOW: 1

RE: Audit Exemption

John,

Thanks for the fax number. Next page is the letter we wrote on Dec 18 to Tom McGowan.

We greatly appreciate your help in this matter.

USE 4 DIGIT YEAR IN DATES! MKT. REG. CORRESPENDENCE LOG 1.1

CHAIRMAN'S CORRESPONDENCE SECTION (IF APPLICABLE) (SEP.CHRMAN LOG MAINTAINED)
CONTROL #: CHAIRMANS (Y/N):
RECVD FROM CHAIRMAN: TO CHAIRMAN:
INSTRUCTIONS:

FROM (PERSON): GEORGE FINK LETTER DATED: 12/18/2001
FROM (ORG.): GEOCAPITAL, INC
CONST./CLIENT:
SUBJECT: GEOCAPITAL SECURITIES, INC. CRD# 31307

ISSUES:
RULES:
CONTACTS:

MR OFFICE: ORMC-FINRESP LEAD SES: MACCHIAROLI TYPE: LTR
ASST DIRECTOR GROUP: MCGOWAN
TEAM LEADER: STAFF: DAVID HWA
NRN: DATE RECVD: 01/10/2002 CLOSED(DATE): AGED:
STATUS (O/P/C): O DISPOSITION:
DATE SENT: JOINT WITH (eg CF): PREV. BOUNCED (Y/N):
DUE DATE: PUB. REF. STATUS:
SUPP.1 DATE: SUPP.2 DATE: SUPP.3 DATE:

IF MULTIPLE MR GROUPS ARE WORKING ON THIS CORRESPONDENCE, USE THIS AREA
OFFICE #2: STAFF #2: STATUS2(O/P/C):
DATE CLOSED#2:

TPTS SPECIAL FIELDS
TPTS #: TPTSX: CHRONX: SUBJX:

*** FINANCIAL RESPONSIBILITY SPECIAL FIELDS ***
FIN RESP LETTER NUMBER#:
TYPE OF LETTER (INDICATE BY TYPING "Y")
CONTROL LOCATION: AUDIT WAIVER:
3-1 NO ACTION: 3-3 NO ACTION:

TEST: NEW:

NOTE- COMMENTS FIELD NOW ON PAGE 3

Organization Registration Status

Organization CRD#: 31307	**Organization Name: GEOCAPITAL SECURITIES, INC.**
Organization SEC#: 8-45487	**Applicant Name: GEOCAPITAL SECURITIES, INC.**

SEC / Jurisdiction / NASD	Registration Status	Status Effective Date
SEC	Pending Withdrawal -	01/02/2002 Filed 12-18-01
NASD	Termination Requested -	12/18/2001

electronically

SEC / SRO / Jurisdiction	Registration Status	Status Effective Date
SEC	Pending Withdrawal -	01/02/2002
NASD	Termination Requested -	12/18/2001
IL	Withdrawn - APPLICATION FILED IN ERROR	12/08/2000